[Paramount Group, Inc. Letterhead]

August 27, 2014

BY EDGAR AND OVERNIGHT MAIL

Ms. Kristina Aberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Paramount Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted July 28, 2014
CIK No. 0001605607

Dear Ms. Aberg:

This letter is submitted on behalf of Paramount Group, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 8, 2014 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Registration Statement on Form S-11 (CIK No. 0001605607) submitted confidentially, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended, to the Commission on July 28, 2014 (the “Confidential Registration Statement”). The Company is concurrently publicly filing a Registration Statement on Form S-11 (the “Registration Statement”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Confidential Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Confidential Registration Statement, and page references in the responses refer to the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Distribution Policy, pages 56-60

1.	Reference is made to footnotes (1) and (2) of the table starting on page 58. We believe these adjustments should all be net of expenses. Please confirm whether these

Ms. Kristina Aberg

Division of Corporation Finance

August 27, 2014

adjustments are net of expenses and revise to disclose the amount of expenses and describe the types of expenses.

Response to Comment No. 1

The Company advises the Staff that the adjustments related to footnotes (1) and (2) are not net of expenses, however, the related expenses are included in the line item “Less: estimated annual provisions for recurring tenant improvements and leasing commissions.” In response to the Staff’s comment, the Company has revised footnote (7) on page 59 of the Registration Statement to note the amounts of (i) the contractually committed tenant improvement or leasing commission costs to be paid or incurred in the 12 months ending June 30, 2015 related to any new leases or lease renewals entered into as of June 30, 2014 and (ii) the estimated tenant improvements and leasing commissions for renewals across the Company’s portfolio noted in footnote (2) on page 58 of the Registration Statement.

2.	Reference is made to your adjustments for unrealized gain from real estate fund investments and interest rate swaps. Please revise to include a footnote disclosure describing the rationale for such adjustments and/or reference discussion elsewhere within your document.

Response to Comment No. 2

The Company advises the Staff that it excludes unrealized gain from real estate fund investments and interest rate swaps given the non-cash nature of these items. In response to the Staff’s comment, the Company has revised the table to include footnote disclosure describing the unrealized gain from real estate fund investments and interest rate swaps. In addition, due to the nature of these items, the amounts recognized in one period are not representative of amounts that may be recognized in future periods, as these gains are significantly influenced by changes in market conditions and market interest rates from period to period and other future events impacting value.

3.	We note you have disclosed estimated initial annual distributions per share. Given that the initial annual distributions represent a Non-GAAP liquidity measure, disclosure of such a measure on a per share basis is prohibited. Reference is made to Question 102.05 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response to Comment No. 3

The Company advises the Staff that the estimated initial annual distributions per share does not represent a Non-GAAP liquidity measure and is simply an estimate of the distributions the Company expects to pay on a per share basis. The Company further notes that the estimated initial distributions per share does not represent the amount of estimated cash available for distribution on a per share basis. As a result, the Company

Ms. Kristina Aberg

Division of Corporation Finance

August 27, 2014

believes that the guidance in Question 102.05 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures is not applicable to this disclosure.

Business and Growth Strategies, page 150

4.	We note your response to comment 20 of our comment letter dated June 11, 2014. Where applicable, please revise your disclosure to include a narrative discussion of any prior adverse business developments or advise.

Response to Comment No. 4

The Company advises the Staff that it is not a blind pool that is subject to Industry Guide 5 and that there are no other requirements under Form S-11 to include a narrative discussion of prior adverse business developments. Additionally, the Company is not aware of any other non-blind pool companies that have included such a narrative discussion. However, the Company confirms that it has not omitted any required disclosure regarding material adverse business developments and that the Company believes that its disclosure regarding its portfolio and individual property case studies is balanced and not misleading in light of other disclosures included in the Form S-11.

Pro-Forma Financial Information

1. Adjustments to the Pro Forma Combined Consolidated Balance Sheet

5.	We have considered your response to comment 28. You indicate that the value of the common shares/units issued does not impact the adjustments made in the pro forma financial statements. However, you have amounts attributed to total equity in your pro forma balance sheets. Please clarify. In addition, for each footnote where you indicate the issuance of shares of common or units, please expand to discuss how you will determine the ultimate number of shares or units to be issued (i.e. IPO price).

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its description of 1325 Avenue of the Americas on page F-12 of the Registration Statement to note that the purchase price to be paid in the Company’s common stock is equal to a fixed price that we negotiated with our joint venture partner, which takes into account certain tax benefits of the transaction to our joint venture partner, divided by the public offering price per share for this offering. The Company has also revised its description of 1633 Broadway on page F-12 of the Registration Statement to note that the purchase price will be paid in cash and shares of the Company’s common stock equal to a fixed price that we negotiated with our joint venture partner. The Company advises the Staff that the purchase price for 31 West 52nd Street is based on a fixed number of units that is not tied to the offering price for the offering. Also, the pro forma adjustment for 31 West 52nd only involves moving the equity value from “non-controlling interests-joint venture and funds” to “non-controlling interests-operating partnerships” and does not require an allocation of fair value to the underlying assets and liabilities. The Company further advises the Staff that

Ms. Kristina Aberg

Division of Corporation Finance

August 27, 2014

the purchase price for 1301 Avenue of the Americas will be paid in cash and will not include common shares or units.

6.	Reference is made to Note (D), please revise footnotes (1) through (4) to include footnote explanations for each of the adjustment amounts. Your discussion should discuss how the amounts were either calculated or where the amounts were derived (i.e. historical financial statements of the underlying property investments of the Property Funds). For example, where you indicate that the 50% ownership interest in 1325 Avenue of the Americas will be treated as a step acquisition and re-measured to fair value, your disclosures should be similar to footnote (2) of Note (C).

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised footnote (1) through (4) of Note (D) to include explanations for each of the adjustment amounts.

7.	Reference is made to footnote (1) of Note (D). You indicate that as part of the formation transactions, you will purchase the 24.5% interest held by your joint venture partner. Please clarify and revise your disclosures to discuss whether this will be settled for cash or common shares or units.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised footnote (1) of Note (D) to disclose the manner in which it will purchase the 24.5% interest held by the Company’s joint venture partner.

8.	Reference is made to footnote (E) Other Pro Forma Adjustments. Please separately present as separate columns the sale of 49% in One Market Plaza and the new credit facility.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised Note (E) and Note (F) to present the sale of the 49% interest in One Market Plaza and the new credit facility in separate columns.

Paramount Predecessor – Un-Audited

Note 1. Organization and Basis of Presentation, pages F-28 – F-30

9.

Please revise to include a statement indicating that your unaudited financial statements reflects all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented and that all such adjustments are of a normal recurring nature or information describing in appropriate detail the

Ms. Kristina Aberg

Division of Corporation Finance

August 27, 2014

nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised page F-34 of the Registration Statement to include a statement indicating that its unaudited financial statements reflect all adjustments, which include only normal recurring adjustments and which are, in the opinion of management, necessary to present fairly the financial statements of the Company.

[Remainder of this page left intentionally blank]

Ms. Kristina Aberg

Division of Corporation Finance

August 27, 2014

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 237-3110 or Daniel Adams at (617) 570-1966.

Sincerely,

/s/ David P. Spence David P. Spence Chief Financial Officer

cc:	Albert Behler

Paramount Group, Inc.

Gilbert G. Menna

Daniel P. Adams

David H. Roberts

Goodwin Procter LLP

Stuart A. Barr

Bruce W. Gilchrist

Hogan Lovells US LLP